Exhibit 1
                                                                       ---------

                             WPP GROUP plc ("WPP")


WPP announces that on 17 September 2007 it acquired 400,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 660.073035p per share.